UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SORUN Kabushikigaisha

(Name of Subject Company)

SORUN CORPORATION

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

IT Holdings Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

IT Holdings Corporation

Attn.: Iwao Sakuma

Title: General Manager, Group Public Relations Department

Administration Division

Hibiya-Dai Bldg.

1-2-2, Uchisaiwai-cho, Chiyoda-ku

Tokyo 100-0011, Japan

(phone number: +81-3-6738-7557)

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of a press release dated January 12, 2010 of IT Holdings Corporation (“IT Holdings”) and SORUN CORPORATION (“SORUN”) regarding SORUN’s becoming a consolidated subsidiary of IT Holdings.[1]

2	English translation of a statutory public notice dated March 11, 2010 of SORUN.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the statutory public notice included as Exhibit 2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

IT Holdings Corporation filed with the Commission a written irrevocable consent and power of attorney on Form F-X on January 12, 2010.

[1]	Previously furnished to the Commission as part of Form CB on January 12, 2010.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IT Holdings Corporation

By:	/s/ Susumu Okamoto
Name:	Susumu Okamoto
Title:	President

Date:	March 11, 2010